UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person(s)
   Alutto, Joseph A.
   The Ohio State University
   201 Fisher Hall
   2100 Neal Avenue
   Columbus, OH  43210-1144

2. Issuer Name and Ticker or Trading Symbol
   Comptek Research, Inc. (CTK)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   11/99

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Director

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially
Owned
-------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans-
                                              action      action
                                              Date        Code
                                              (Month/
                                              Day/Year)   Code V
-------------------------------------------------------------------
-----------------------------------------------------------------
4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
or Disposed of (D)            Securities         Indirect
              A               Beneficially   D   Beneficial
              or              Owned at       or  Ownership
Amount        D  Price        End of Month   I
-----------------------------------------------------------------

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or
Beneficially Owned  (Columns 1 through 6)
----------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-
Security                       or Exercise     action         action
                               Price of        Date           Code
                               Derivative
                               Security                       Code  V
----------------------------------------------------------------------
Non-Qualified Stock Option     $7.8750         04/16/99 (1)   A     V
(right to buy)
Non-Qualified Stock Option     $8.1250         08/20/99 (1)   A     V
(right to buy)
Non-Qualified Stock Option     $10.2500        11/01/99 (1)   A     V
(right to buy)
------------------------------------------------------------
5)Number of Derivative            6)Date Exercisable and
Securities Acquired (A)           Expiration Date
or Disposed of (D)

A                D                Exercisable  Expiration
------------------------------------------------------------
3,000.00                          04/16/99     04/16/09

1,000.00                          08/20/99     08/20/09

12,000.00                         11/01/99     11/01/09

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or
Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount
Security                       action    of Underlying
                               Date      Securities


                  -                      Title
------------------------------------------------------------------------
Non-Qualified Stock Option     04/16/99  Common Stock
(right to buy)                 (1)
Non-Qualified Stock Option     08/20/99  Common Stock
(right to buy)                 (1)
Non-Qualified Stock Option     11/01/99  Common Stock
(right to buy)                 (1)
------------------------------------------------------------
              8)Price     9)Number of   10) 11)Nature of
              of Deri-    Derivative        Indirect
              vative      Securities    D   Beneficial
Amount or     Security    Beneficially  or  Ownership
Number of                 Owned at      I
Shares                    End of Month
------------------------------------------------------------
3,000.00                  3,000.00      D   Direct

1,000.00                  1,000.00      D   Direct

12,000.00                 12,000.00     D   Direct

Explanation of Responses:

(1)
Granted under the Comptek Research, Inc. Stock Option Plan for
Non-Employee Directors pursuant to Rule 16b-3(c).

SIGNATURE OF REPORTING PERSON
/S/ By: Christopher A. Head, Esq.
    For: Joseph A. Alutto
DATE